Exhibit 99.3

Cameco Corporation

2020 condensed consolidated interim financial statements

(unaudited)

November 3, 2020

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands, except per share amounts)	Note	Sep 30/20	Sep 30/19	Sep 30/20	Sep 30/19
Revenue from products and services	9	$378,870	$303,180	$1,249,717	$988,482
Cost of products and services sold		372,862	235,799	1,118,724	761,463
Depreciation and amortization		29,654	69,417	133,276	169,752

Cost of sales	17	402,516	305,216	1,252,000	931,215

Gross profit (loss)		(23,646)	(2,036)	(2,283)	57,267
Administration		30,414	24,403	100,073	90,442
Exploration		1,914	3,478	8,312	11,345
Research and development		493	1,524	1,668	4,246
Other operating expense	7	6,861	3,690	23,762	29,253
Loss on disposal of assets		558	272	509	72

Loss from operations		(63,886)	(35,403)	(136,607)	(78,091)
Finance costs	10	(16,866)	(25,542)	(52,778)	(81,730)
Gain (loss) on derivatives	16	20,730	(15,448)	(4,880)	19,083
Finance income		1,327	10,375	9,479	25,486
Share of earnings from equity-accounted investee	5	3,196	1,909	17,815	26,441
Other income (expense)	11	(10,750)	60,922	20,878	46,873

Loss before income taxes		(66,249)	(3,187)	(146,093)	(41,938)
Income tax expense (recovery)	12	(5,477)	10,295	(13,077)	12,459

Net loss		(60,772)	(13,482)	(133,016)	(54,397)

Net loss attributable to:
Equity holders		$(60,770)	$(13,467)	$(132,996)	$(54,355)
Non-controlling interest		(2)	(15)	(20)	(42)

Net loss		$(60,772)	$(13,482)	$(133,016)	$(54,397)

Loss per common share attributable to equity holders:
Basic	13	$(0.15)	$(0.03)	$(0.34)	$(0.14)

Diluted	13	$(0.15)	$(0.03)	$(0.34)	$(0.14)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands)		Sep 30/20	Sep 30/19	Sep 30/20	Sep 30/19
Net loss		$(60,772)	$(13,482)	$(133,016)	$(54,397)
Other comprehensive income (loss), net of taxes	12
Items that will not be reclassified to net earnings:
Equity investments at FVOCI - net change in fair value[1]		3,952	(2,458)	2,537	(1,524)
Equity investment at FVOCI - net change in fair value - equity-accounted investee		—	—	—	(309)

Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		11,803	(17,553)	6,734	(38,160)

Other comprehensive income (loss), net of taxes		15,755	(20,011)	9,271	(39,993)

Total comprehensive loss		$(45,017)	$(33,493)	(123,745)	(94,390)

Other comprehensive income (loss) attributable to:
Equity holders		$15,750	$(20,014)	$9,266	$(39,985)
Non-controlling interest		5	3	5	(8)

Other comprehensive income (loss)		$15,755	$(20,011)	$9,271	$(39,993)

Total comprehensive income (loss) attributable to:
Equity holders		$(45,020)	$(33,481)	$(123,730)	$(94,340)
Non-controlling interest		3	(12)	(15)	(50)

Total comprehensive loss		$(45,017)	$(33,493)	$(123,745)	$(94,390)

[1]	Net of tax (Q3 2020 - $(638); Q3 2019 - $369; 2020 - $(441); 2019 - $168)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Sep 30/20	Dec 31/19
Assets
Current assets
Cash and cash equivalents		$772,756	$1,062,431
Short-term investments		19,988	—
Accounts receivable		297,968	328,044
Current tax assets		2,880	3,667
Inventories	3	709,698	320,770
Supplies and prepaid expenses		97,190	85,502
Current portion of long-term receivables, investments and other	4	9,271	6,564

Total current assets		1,909,751	1,806,978

Property, plant and equipment		3,790,869	3,720,672
Intangible assets		56,631	60,410
Long-term receivables, investments and other	4	627,496	630,131
Investment in equity-accounted investee	5	213,666	252,681
Deferred tax assets		968,338	956,376

Total non-current assets		5,657,000	5,620,270

Total assets		$7,566,751	$7,427,248

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		237,619	181,799
Current tax liabilities		1,044	6,290
Current portion of other liabilities	6	91,571	33,073
Current portion of provisions	7	69,202	56,248

Total current liabilities		399,436	277,410

Long-term debt		997,222	996,718
Other liabilities	6	161,960	153,927
Provisions	7	1,133,600	1,004,230

Total non-current liabilities		2,292,782	2,154,875

Shareholders’ equity
Share capital	8	1,863,463	1,862,749
Contributed surplus		237,252	234,681
Retained earnings		2,692,630	2,825,596
Other components of equity		80,965	71,699

Total shareholders’ equity attributable to equity holders		4,874,310	4,994,725
Non-controlling interest		223	238

Total shareholders’ equity		4,874,533	4,994,963

Total liabilities and shareholders’ equity		$7,566,751	$7,427,248

Commitments and contingencies [notes 7, 12]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2020	$1,862,749	$234,681	$2,825,596	$77,114	$(5,415)	$4,994,725	$238	$4,994,963
Net loss	—	—	(132,996)	—	—	(132,996)	(20)	(133,016)
Other comprehensive income	—	—	—	6,729	2,537	9,266	5	9,271

Total comprehensive income (loss) for the period	—	—	(132,996)	6,729	2,537	(123,730)	(15)	(123,745)

Share-based compensation	—	5,037	—	—	—	5,037	—	5,037
Stock options exercised	714	(165)	—	—	—	549	—	549
Restricted share units released	—	(2,301)	—	—	—	(2,301)	—	(2,301)
Dividends	—	—	30	—	—	30	—	30

Balance at September 30, 2020	$1,863,463	$237,252	$2,692,630	$83,843	$(2,878)	$4,874,310	$223	$4,874,533

Balance at January 1, 2019	$1,862,652	$234,982	$2,791,321	$104,989	$(662)	$4,993,282	$310	$4,993,592
Net loss	—	—	(54,355)	—	—	(54,355)	(42)	(54,397)
Other comprehensive loss	—	—	—	(38,152)	(1,833)	(39,985)	(8)	(39,993)

Total comprehensive loss for the period	—	—	(54,355)	(38,152)	(1,833)	(94,340)	(50)	(94,390)

Share-based compensation	—	11,216	—	—	—	11,216	—	11,216
Stock options exercised	97	(16)	—	—	—	81	—	81
Restricted and performance share units released	—	(6,258)	—	—	—	(6,258)	—	(6,258)
Dividends	—	—	51	—	—	51	—	51

Balance at September 30, 2019	$1,862,749	$239,924	$2,737,017	$66,837	$(2,495)	$4,904,032	$260	$4,904,292

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands)	Note	Sep 30/20	Sep 30/19	Sep 30/20	Sep 30/19
Operating activities
Net loss		$(60,772)	$(13,482)	$(133,016)	$(54,397)
Adjustments for:
Depreciation and amortization		29,655	69,417	133,276	169,752
Deferred charges		(1,155)	(3,045)	(2,112)	3,370
Unrealized loss (gain) on derivatives		(30,642)	9,353	(7,372)	(32,478)
Share-based compensation	15	1,441	3,002	5,037	11,216
Loss on disposal of assets		558	272	509	72
Finance costs	10	16,866	25,542	52,778	81,730
Finance income		(1,327)	(10,374)	(9,479)	(25,486)
Share of earnings in equity-accounted investee		(3,197)	(1,909)	(17,815)	(26,441)
Other operating expense	7	6,862	3,690	23,762	29,253
Other expense (income)	11	10,749	(8,120)	(20,675)	5,928
Income tax expense (recovery)	12	(5,477)	10,295	(13,077)	12,459
Interest received		1,128	12,660	8,858	26,771
Income taxes received (paid)		1,966	(1,317)	(3,699)	(20,556)
Dividends from equity-accounted investee		14,124	—	43,961	—
Other operating items	14	(46,908)	135,963	(261,306)	71,628

Net cash provided by (used in) operations		(66,129)	231,947	(200,370)	252,821

Investing activities
Additions to property, plant and equipment		(16,384)	(23,315)	(49,461)	(55,364)
Decrease (increase) in short-term investments		(5,002)	406,910	(19,988)	346,230
Decrease in long-term receivables, investments and other		157	55,028	907	120,871
Proceeds from sale of property, plant and equipment		19	44	94	391

Net cash provided by (used in) investing		(21,210)	438,667	(68,448)	412,128

Financing activities
Decrease in debt		—	(500,000)	—	(500,000)
Interest paid		(199)	(14,245)	(20,861)	(50,275)
Lease principal payments		(731)	(523)	(2,026)	(1,958)
Proceeds from issuance of shares, stock option plan		254	—	549	16
Dividends returned		—	—	30	51

Net cash used in financing		(676)	(514,768)	(22,308)	(552,166)

Increase (decrease) in cash and cash equivalents, during the period		(88,015)	155,846	(291,126)	112,783
Exchange rate changes on foreign currency cash balances		(1,827)	1,213	1,451	(4,681)
Cash and cash equivalents, beginning of period		862,598	662,571	1,062,431	711,528

Cash and cash equivalents, end of period		$772,756	$819,630	$772,756	$819,630

Cash and cash equivalents is comprised of:
Cash				457,772	321,311
Cash equivalents				314,984	498,319

Cash and cash equivalents				$772,756	$819,630

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended September 30, 2020 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company currently has one mine operating in northern Saskatchewan, Cigar Lake, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 5).

The Company also has two operations in Northern Saskatchewan which are in care and maintenance. Rabbit Lake was placed in care and maintenance in the second quarter of 2016 while operations at McArthur River/Key Lake were suspended indefinitely in the third quarter of 2018. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. Cameco’s Cigar Lake uranium mine in northern Saskatchewan was in a temporary state of care and maintenance because of the global COVID-19 pandemic. This temporary production suspension was announced in March and production resumed in September. See note 17 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls about 25% of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario. Also a result of the COVID-19 pandemic, temporary operational changes at the fuel services division facilities in Ontario were in place for a portion of the second quarter of 2020 (see note 17 for financial statement impact).

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2019.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on November 3, 2020.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2019 consolidated financial statements.

3.	Inventories

	Sep 30/20	Dec 31/19
Uranium
Concentrate	$589,246	$204,123
Broken ore	47,489	51,094

	636,735	255,217
Fuel services	70,039	62,701
Other	2,924	2,852

Total	$709,698	$320,770

Cameco expensed $334,361,000 of inventory as cost of sales during the third quarter of 2020 (2019 - $255,800,000). For the nine months ended September 30, 2020, Cameco expensed $1,048,730,000 of inventory as cost of sales (2019 - $775,900,000).

4.	Long-term receivables, investments and other

	Sep 30/20	Dec 31/19
Investments in equity securities [note 16](a)	$27,402	$24,408
Derivatives [note 16]	27,389	10,504
Investment tax credits	95,642	95,474
Amounts receivable related to tax dispute(b)	303,222	303,222
Product loan(c)	176,904	176,904
Other	6,208	26,183

	636,767	636,695
Less current portion	(9,271)	(6,564)

Net	$627,496	$630,131

(a)

Cameco has designated the investments shown below as equity securities at FVOCI because these equity securities represent investments that the Company intends to hold for the long term for strategic purposes. There were no dividends recognized on any of these investments during the year.

	Sep 30/20	Dec 31/19
Investment in Denison Mines Corp.	$13,784	$13,292
Investment in UEX Corporation	8,003	7,253
Investment in Iso Energy Ltd.	3,591	1,481
Investment in GoviEx	1,625	2,000
Other	399	382

	$27,402	$24,408

(b)

Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA) (see note 12). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $303,222,000 already paid as at September 30, 2020 (December 31, 2019 - $303,222,000) (note 12).

(c)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay us in kind with uranium concentrate no later than December 31, 2023. The loan is recorded at Cameco’s weighted average cost of inventory.

5.	Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers (see note 18). Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

The following tables summarize the financial information of JV Inkai (100%):

	Sep 30/20	Dec 31/19
Cash and cash equivalents	$16,171	$16,699
Other current assets	80,266	139,324
Non-current assets	356,168	398,721
Current liabilities	(37,544)	(71,162)
Non-current liabilities	(48,196)	(41,508)

Net assets	$366,865	$442,074

	Three months ended		Nine months ended
	Sep 30/20	Sep 30/19	Sep 30/20	Sep 30/19
Revenue from products and services	$30,979	$44,372	$98,461	$138,761
Cost of products and services sold	(6,729)	(9,361)	(28,031)	(28,942)
Depreciation and amortization	(2,673)	(4,643)	(10,248)	(14,755)
Finance income	136	190	324	515
Finance costs	(273)	(481)	(849)	(2,654)
Other expense	(2,374)	(14,287)	(4,910)	(20,647)
Income tax expense	(3,375)	(4,573)	(23,785)	(16,238)

Net earnings from continuing operations	$15,691	$11,217	$30,962	$56,040

Other comprehensive loss	—	—	—	(772)

Total comprehensive income	$15,691	$11,217	$30,962	$55,268

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	Sep 30/20	Dec 31/19
Opening net assets	$442,074	$416,843
Total comprehensive income	30,962	111,094
Dividends declared	(64,457)	(66,369)
Impact of foreign exchange	(41,714)	(19,494)

Closing net assets	366,865	442,074
Cameco’s share of net assets	146,746	176,830
Consolidating adjustments(a)	(26,056)	(30,633)
Fair value increment(b)	90,722	91,697
Dividends declared but not received	8,994	13,859
Dividends in excess of ownership percentage(c)	(9,669)	—
Impact of foreign exchange	2,929	928

Carrying amount in the statement of financial position at September 30, 2020	$213,666	$252,681

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.

(c)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

6.	Other liabilities

	Sep 30/20	Dec 31/19
Deferred sales	$15,200	$17,418
Derivatives [note 16]	22,037	12,524
Accrued pension and post-retirement benefit liability	85,404	80,737
Lease obligation [note 16]	10,192	12,869
Product loans(a)	53,176	—
Other	67,522	63,452

	253,531	187,000
Less current portion	(91,571)	(33,073)

Net	$161,960	$153,927

(a)

Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 1,339,000 kgU of UF6 conversion services and 2,606,000 pounds of U3O8 over the period 2020 to 2023 with repayment in kind up to December 31, 2023. Under the facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.0%. During the year, Cameco borrowed 1,213,800 pounds of U3O8 and 464,600 kgU of UF6 conversion services. Repayment on a portion is due no later than December 31, 2022 with the remainder due no later than March 31, 2023. The loan is recorded at Cameco’s weighted average cost of inventory.

7.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,050,675	$9,803	$1,060,478
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	114,746	—	114,746
Recognized in earnings	23,762	639	24,401
Provisions used during the period	(14,268)	(290)	(14,558)
Unwinding of discount	10,462	60	10,522
Impact of foreign exchange	7,213	—	7,213

End of period	$1,192,590	$10,212	$1,202,802

Current	66,455	2,747	69,202
Non-current	1,126,135	7,465	1,133,600

	$1,192,590	$10,212	$1,202,802

8.	Share capital

At September 30, 2020, there were 395,846,205 common shares outstanding. Options in respect of 6,581,105 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended September 30, 2020, there were 22,440 options that were exercised resulting in the issuance of shares (2019 - nil). For the nine months ended September 30, 2020, there were 48,473 options exercised that resulted in the issuance of shares (2019 - 5,000).

9.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 17):

For the three months ended September 30, 2020

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$105,006	$47,078	$—	$152,084
Europe	49,751	21,137	—	70,888
Asia	147,425	8,473	—	155,898

	$302,182	$76,688	$—	$378,870

Contract type
Fixed-price	$35,726	$68,598	$—	$104,324
Market-related	266,456	8,090	—	274,546

	$302,182	$76,688	$—	$378,870

For the three months ended September 30, 2019

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$145,378	$44,044	$—	$189,422
Europe	53,960	517	—	54,477
Asia	48,281	11,000	—	59,281

	$247,619	$55,561	$—	$303,180

Contract type
Fixed-price	$35,678	$48,480	$—	$84,158
Market-related	211,941	7,081	—	219,022

	$247,619	$55,561	$—	$303,180

For the nine months ended September 30, 2020

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$408,921	$150,918	$7,676	$567,515
Europe	230,534	97,229	3,331	331,094
Asia	336,616	14,492	—	351,108

	$976,071	$262,639	$11,007	$1,249,717

Contract type
Fixed-price	$196,978	$252,843	$7,686	$457,507
Market-related	779,093	9,796	3,321	792,210

	$976,071	$262,639	$11,007	$1,249,717

For the nine months ended September 30, 2019

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$410,276	$151,888	$2,667	$564,831
Europe	180,417	50,843	3,587	234,847
Asia	157,033	15,818	15,953	188,804

	$747,726	$218,549	$22,207	$988,482

Contract type
Fixed-price	$142,506	$205,044	$13,071	$360,621
Market-related	605,220	13,505	9,136	627,861

	$747,726	$218,549	$22,207	$988,482

10.	Finance costs

	Three months ended		Nine months ended
	Sep 30/20	Sep 30/19	Sep 30/20	Sep 30/19
Interest on long-term debt	$10,799	$15,628	$31,950	$52,581
Unwinding of discount on provisions	2,500	5,817	10,522	17,885
Other charges	3,567	4,097	10,306	11,264

Total	$16,866	$25,542	$52,778	$81,730

11.	Other income (expense)

	Three months ended		Nine months ended
	Sep 30/20	Sep 30/19	Sep 30/20	Sep 30/19
Arbitration award	$—	$52,801	$—	$52,801
Foreign exchange gains (losses)	(10,750)	8,121	20,676	(5,928)
Other	—	—	202	—

Total	$(10,750)	$60,922	$20,878	$46,873

12.	Income taxes

	Three months ended		Nine months ended
	Sep 30/20	Sep 30/19	Sep 30/20	Sep 30/19
Earnings (loss) before income taxes
Canada	$(21,172)	$44,224	$(51,116)	$64,113
Foreign	(45,077)	(47,411)	(94,977)	(106,051)

	$(66,249)	$(3,187)	$(146,093)	$(41,938)

Current income taxes (recovery)
Canada	$(73)	$806	$(1,292)	$5,238
Foreign	136	(1,019)	659	741

	$63	$(213)	$(633)	$5,979
Deferred income taxes (recovery)
Canada	$(5,645)	$12,596	$(15,934)	$13,220
Foreign	105	(2,088)	3,490	(6,740)

	$(5,540)	$10,508	$(12,444)	$6,480

Income tax expense (recovery)	$(5,477)	$10,295	$(13,077)	$12,459

Cameco has recorded $968,338,000 of deferred tax assets (December 31, 2019 - $956,376,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2013, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $5,700,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2011 in the amount of $371,000,000.

On June 26, 2020, the Federal Court of Appeal (Court of Appeal) released its decision in the Company’s dispute with CRA. The Court of Appeal decision upholds the September 26, 2018 decision of the Tax Court of Canada (Tax Court) which ruled in Cameco’s favour for the 2003, 2005 and 2006 tax years.

The Court of Appeal decision upheld the Tax Court ruling that the Company’s marketing and trading structure involving foreign subsidiaries and the related transfer pricing methodology used for certain intercompany uranium purchase and sale agreements were in full compliance with Canadian laws for the three tax years in question. Management believes the principles in the decision apply to all subsequent tax years.

On October 30, 2020, CRA made an application to the Supreme Court of Canada (Supreme Court) to seek leave to appeal the decision of the Court of Appeal. The Supreme Court will decide whether to hear the appeal or decline CRA’s request for leave. If the appeal proceeds, Cameco estimates that it could take until the second half of 2022 before a decision is rendered by the Supreme Court.

Despite the fact that Cameco believes there is no basis to do so and it is not the Company’s view of the likely outcome, until Cameco knows whether an appeal to the Supreme Court will be granted, and a resolution is reached for all tax years in question, CRA may continue to reassess Cameco using the methodology it reassessed the 2003 through 2013 tax years with. In that scenario, and including the $5,700,000,000 already reassessed, the Company could receive notices of reassessment for a total of approximately $8,700,000,000 of additional taxable income for the years 2003 through 2019, which would increase Cameco’s related tax expense by approximately $2,600,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2011. In that case, Cameco estimates that cash taxes and transfer pricing penalties would be between $1,950,000,000 and $2,150,000,000. In addition, CRA may seek to apply interest and instalment penalties that would be material to Cameco. While in dispute, Cameco would be required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties (between $970,000,000 and $1,070,000,000), plus related interest and instalment penalties assessed, which would be material to the Company. Cameco expects further actions regarding the tax years 2007 through 2013 will be suspended until the three years covered in the decision are finally resolved.

Management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. However, resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

If CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco will continue to utilize its appeal rights under Canadian federal and provincial tax rules.

13.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2020 was 395,817,431 (2019—395,796,322).

	Three months ended		Nine months ended
	Sep 30/20	Sep 30/19	Sep 30/20	Sep 30/19
Basic loss per share computation
Net loss attributable to equity holders	$(60,770)	$(13,467)	$(132,996)	$(54,355)
Weighted average common shares outstanding	395,841	395,798	395,817	395,796

Basic loss per common share	$(0.15)	$(0.03)	$(0.34)	$(0.14)

Diluted loss per share computation
Net loss attributable to equity holders	$(60,770)	$(13,467)	$(132,996)	$(54,355)
Weighted average common shares outstanding	395,841	395,798	395,817	395,796
Dilutive effect of stock options	312	—	200	—

Weighted average common shares outstanding, assuming dilution	396,153	395,798	396,017	395,796

Diluted loss per common share	$(0.15)	$(0.03)	$(0.34)	$(0.14)

14.	Statements of cash flows

	Three months ended		Nine months ended
	Sep 30/20	Sep 30/19	Sep 30/20	Sep 30/19
Changes in non-cash working capital:
Accounts receivable	$(53,156)	$31,677	$54,165	$225,094
Inventories	17,098	155,613	(347,022)	(52,529)
Supplies and prepaid expenses	(927)	(882)	(11,654)	(10,076)
Accounts payable and accrued liabilities	(7,357)	(36,551)	58,783	(75,688)
Reclamation payments	(3,093)	(6,966)	(14,558)	(20,513)
Other	527	(6,928)	(1,020)	5,340

Other operating items	$(46,908)	$135,963	$(261,306)	$71,628

15.	Share-based compensation plans

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,923,762 shares have been issued.

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the participant’s discretion provided they have met their ownership requirements, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. Vesting of PSUs at the end of the three-year period is based on Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. Prior to 2020, total shareholder return over three years was also a vesting condition. This condition was removed during the first quarter for new grants. If the participant elects a cash payout, the redemption amount will be based on the volume-weighted average trading price of Cameo’s common shares on March 1 or, if March 1 is not a trading day, on the first trading day following March 1. As of September 30, 2020, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,712,558 (December 31, 2019 - 1,465,618).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. In addition, certain eligible participants have a single vesting date on the third anniversary of the date of the grant. These same participants, if they have met or are not subject to share ownership requirements, may elect to have their award paid as a lump sum cash amount. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of September 30, 2020, the total number of RSUs held by the participants was 927,598 (December 31, 2019 - 443,274).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/20	Sep 30/19	Sep 30/20	Sep 30/19
Stock option plan	$209	$463	$792	$3,940
Performance share unit plan(a)	504	1,839	2,124	5,333
Restricted share unit plan	728	700	2,121	1,943

	$1,441	$3,002	$5,037	$11,216

(a)

In the fourth quarter of 2019, the PSU plan was amended to allow eligible participants to elect payout of their grants in cash or shares, provided they have met their share ownership requirements. As a result, this plan is now considered cash-settled for new grants. Expenses related to PSUs granted in previous years will continue to appear as equity-settled if certain assumptions related to the calculation of fair value are met.

The fair value of RSUs granted was determined based on their intrinsic value on the date of grant.

The inputs used in the measurement of the fair value at grant date of the equity-settled share-based payment plan were as follows:

RSU
Number of options granted	283,426
Average strike price	$11.45
Expected forfeitures	13%
Weighted average grant date fair values	$11.45

Cash-settled plans

During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/20	Sep 30/19	Sep 30/20	Sep 30/19
Performance share unit plan	$2,836	$—	$11,389	$—
Restricted share unit plan(a)	419	—	1,003	—

	$3,255	$—	$12,392	$—

(a)

Due to the inclusion of a new group of participants in the RSU plan that are able to elect cash settlement, grants to this group will appear as an expense of a cash-settled plan. Grants to the original group of participants are still disclosed as an expense of an equity-settled plan.

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values of the cash-settled share-based payment plans at the grant and reporting dates were as follows:

	PSU		RSU
	Grant date Mar 1/20	Reporting date Sep 30/20	Grant date Mar 1/20	Reporting date Sep 30/20
Number of units	636,570	1,712,558	423,180	423,180
Expected vesting	102%	122%	—	—
Expected volatility(a)	—	44%	—	—
Risk-free interest rate(a)	—	0.2%	—	—
Expected life of option	3.0 years	1.3 years	3.0 years	2.4 years
Expected forfeitures	12%	11%	12%	12%
Weighted average measurement date fair values	$11.45	$16.39	$11.45	$13.45

(a)

During the first quarter of 2020, the vesting conditions of the PSU plan were amended such that total shareholder return is no longer included for new grants. Due to this change, expected volatility and the risk-free interest rate will no longer be considered in calculating the fair value of new grants.

16.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At September 30, 2020

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$772,756	$—	$772,756
Short-term investments	—	19,988	—	19,988
Accounts receivable	—	297,968	—	297,968
Derivative assets [note 4]
Foreign currency contracts	19,976	—	—	19,976
Interest rate contracts	7,413	—	—	7,413
Investments in equity securities [note 4]	—	—	27,402	27,402

	27,389	1,090,712	27,402	1,145,503

Financial liabilities
Accounts payable and accrued liabilities	—	237,619	—	237,619
Lease obligation [note 6]	—	10,192	—	10,192
Derivative liabilities [note 6]
Foreign currency contracts	22,037	—	—	22,037
Long-term debt	—	997,222	—	997,222

	22,037	1,245,033	—	1,267,070

Net	5,352	(154,321)	27,402	(121,567)

At December 31, 2019

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$1,062,431	$—	$1,062,431
Accounts receivable	—	328,044	—	328,044
Derivative assets [note 4]
Foreign currency contracts	8,191	—	—	8,191
Interest rate contracts	2,313	—	—	2,313
Investments in equity securities [note 4]	—	—	24,408	24,408

	$10,504	$1,390,475	$24,408	$1,425,387

Financial liabilities
Accounts payable and accrued liabilities	$—	$181,799	$—	$181,799
Lease obligation [note 6]	—	12,869	—	12,869
Derivative liabilities [note 6]
Foreign currency contracts	12,524	—	—	12,524
Long-term debt	—	996,718	—	996,718

	12,524	1,191,386	—	1,203,910

Net	$(2,020)	$199,089	$24,408	$221,477

Cameco has pledged $195,138,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at September 30, 2020

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 4]
Foreign currency contracts	$19,976	$—	$19,976	$19,976
Interest rate contracts	7,413	—	7,413	7,413
Investments in equity securities [note 4]	27,402	27,402	—	27,402
Current portion of long-term debt	—	—	—	—
Derivative liabilities [note 6]
Foreign currency contracts	(22,037)	—	(22,037)	(22,037)
Long-term debt	(997,222)	—	(1,157,723)	(1,157,723)

Net	$(964,468)	$27,402	$(1,152,371)	$(1,124,969)

As at December 31, 2019

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 4]
Foreign currency contracts	$8,191	$—	$8,191	$8,191
Interest rate contracts	2,313	—	2,313	2,313
Investments in equity securities [note 4]	24,408	24,408	—	24,408
Derivative liabilities [note 6]
Foreign currency contracts	(12,524)	—	(12,524)	(12,524)
Long-term debt	(996,718)	—	(1,111,923)	(1,111,923)

Net	$(974,330)	$24,408	$(1,113,943)	$(1,089,535)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 0.3% to 1.0% (2018 - 1.7% to 1.8%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Sep 30/20	Dec 31/19
Non-hedge derivatives:
Foreign currency contracts	$(2,061)	$(4,333)
Interest rate contracts	7,413	2,313

Net	$5,352	$(2,020)

Classification:
Current portion of long-term receivables, investments and other [note 4]	$7,059	$4,144
Long-term receivables, investments and other [note 4]	20,330	6,360
Current portion of other liabilities [note 6]	(12,709)	(7,505)
Other liabilities [note 6]	(9,328)	(5,019)

Net	$5,352	$(2,020)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Nine months ended
	Sep 30/20	Sep 30/19	Sep 30/20	Sep 30/19
Non-hedge derivatives
Foreign currency contracts	$20,506	$(15,094)	$(10,940)	$17,350
Interest rate contracts	224	(353)	6,060	3,211
Uranium contracts	—	(1)	—	(1,478)

Net	$20,730	$(15,448)	$(4,880)	$19,083

17.	Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $55,024,000 of care and maintenance costs during the third quarter of 2020 (2019 - $34,007,000). For the nine months ended September 30, 2020, Cameco expensed $155,073,000 (2019 - $112,668,000). Included in these amounts are $17,726,000 for the quarter and $45,988,000 for the nine months ended September 30, 2020 relating to care and maintenance costs for operations suspended as a result of COVID-19. Also included in cost of sales as a result of the Cigar Lake production suspension, is the impact of increased purchasing activity at a higher cost than produced pounds.

Cost of sales in the fuel services segment also includes care and maintenance costs for our operations that have had production suspensions as a result of COVID-19. Cameco expensed $8,992,000 in the second quarter of 2020.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended September 30, 2020

	Uranium	Fuel services	Other	Total
Revenue	$302,182	$76,688	$—	$378,870
Expenses
Cost of products and services sold	318,162	54,690	10	372,862
Depreciation and amortization	18,010	10,235	1,409	29,654

Cost of sales	336,172	64,925	1,419	402,516

Gross profit (loss)	(33,990)	11,763	(1,419)	(23,646)
Administration	—	—	30,414	30,414
Exploration	1,914	—	—	1,914
Research and development	—	—	493	493
Other operating expense	6,861	—	—	6,861
Loss on disposal of assets	169	389	—	558
Finance costs	—	—	16,866	16,866
Gain on derivatives	—	—	(20,730)	(20,730)
Finance income	—	—	(1,327)	(1,327)
Share of earnings from equity-accounted investee	(3,196)	—	—	(3,196)
Other expense	—	—	10,750	10,750

Earnings (loss) before income taxes	(39,738)	11,374	(37,885)	(66,249)
Income tax recovery				(5,477)

Net loss				$(60,772)

For the three months ended September 30, 2019

	Uranium	Fuel services	Other	Total
Revenue	$247,619	$55,561	$—	$303,180
Expenses
Cost of products and services sold	192,571	43,198	30	235,799
Depreciation and amortization	58,122	8,368	2,927	69,417

Cost of sales	250,693	51,566	2,957	305,216

Gross profit (loss)	(3,074)	3,995	(2,957)	(2,036)
Administration	—	—	24,403	24,403
Exploration	3,478	—	—	3,478
Research and development	—	—	1,524	1,524
Other operating expense	3,690	—	—	3,690
Loss on disposal of assets	272	—	—	272
Finance costs	—	—	25,542	25,542
Loss on derivatives	—	—	15,448	15,448
Finance income	—	—	(10,375)	(10,375)
Share of earnings from equity-accounted investee	(1,909)	—	—	(1,909)
Other income	(52,801)	—	(8,121)	(60,922)

Earnings (loss) before income taxes	44,196	3,995	(51,378)	(3,187)
Income tax expense				10,295

Net loss				$(13,482)

For the nine months ended September 30, 2020

	Uranium	Fuel services	Other	Total
Revenue	$976,071	$262,639	$11,007	$1,249,717
Expenses
Cost of products and services sold	943,288	168,012	7,424	1,118,724
Depreciation and amortization	95,942	29,446	7,888	133,276

Cost of sales	1,039,230	197,458	15,312	1,252,000

Gross profit (loss)	(63,159)	65,181	(4,305)	(2,283)
Administration	—	—	100,073	100,073
Exploration	8,312	—	—	8,312
Research and development	—	—	1,668	1,668
Other operating expense	23,762	—	—	23,762
Loss on disposal of assets	126	383	—	509
Finance costs	—	—	52,778	52,778
Loss on derivatives	—	—	4,880	4,880
Finance income	—	—	(9,479)	(9,479)
Share of earnings from equity-accounted investee	(17,815)	—	—	(17,815)
Other income	(201)	—	(20,677)	(20,878)

Earnings (loss) before income taxes	(77,343)	64,798	(133,548)	(146,093)
Income tax recovery				(13,077)

Net loss				$(133,016)

For the nine months ended September 30, 2019

	Uranium	Fuel services	Other	Total
Revenue	$747,726	$218,549	$22,207	$988,482
Expenses
Cost of products and services sold	598,910	146,384	16,169	761,463
Depreciation and amortization	131,620	28,381	9,751	169,752

Cost of sales	730,530	174,765	25,920	931,215

Gross profit (loss)	17,196	43,784	(3,713)	57,267
Administration	—	—	90,442	90,442
Exploration	11,345	—	—	11,345
Research and development	—	—	4,246	4,246
Other operating expense	29,253	—	—	29,253
Loss on disposal of assets	72	—	—	72
Finance costs	—	—	81,730	81,730
Gain on derivatives	—	—	(19,083)	(19,083)
Finance income	—	—	(25,486)	(25,486)
Share of earnings from equity-accounted investee	(26,441)	—	—	(26,441)
Other expense (income)	(52,801)	—	5,928	(46,873)

Earnings (loss) before income taxes	55,768	43,784	(141,490)	(41,938)
Income tax expense				12,459

Net loss				$(54,397)

18.	Related parties

Cameco funded JV Inkai’s project development costs through an unsecured shareholder loan. The limit of the loan facility was $175,000,000 (US) and advances under the facility bore interest at a rate of LIBOR plus 2%. At September 30, 2020, there was no principal outstanding as the loan was fully repaid in the third quarter of 2019. For the quarter ended September 30, 2019, Cameco recorded interest income of $231,000 relating to this balance. For the nine month period ended September 30, 2019, interest income was $1,878,000.

Cameco purchases uranium concentrate from JV Inkai. For the quarter ended September 30, 2020, Cameco had purchases from JV Inkai of $28,826,000 ($21,348,000 (US)) (2019 - $22,217,000 ($16,741,000 (US))). For the nine month period ended September 30, 2020, purchases were $48,025,000 ($35,914,000 (US)) (2019 - $68,783,000 ($51,415,000 (US))).

19.	Subsequent event

On October 21, 2020, Cameco announced the completion of a private placement of senior unsecured debentures consisting of $400,000,000 of 2.95% Senior Unsecured Debentures, Series H maturing on October 21, 2027. These debentures bear interest at a rate of 2.95% per annum, payable semi-annually in arrears on April 21 and October 21 of each year, with the first interest payment on April 21, 2021.

Cameco will use the net proceeds of the placement to redeem all of its outstanding 3.75% Senior Unsecured Debentures, Series E that are due November 14, 2022. The redemption will be completed on or about November 20, 2020. Cameco expects to recognize approximately $24,450,000 of finance costs in relation to the early redemption in its results for the fourth quarter of 2020.